Exhibit 99.1

iQIYI Announces Changes to Board Composition

BEIJING, June 14, 2018 (GLOBE NEWSWIRE) – iQIYI, Inc. (NASDAQ: IQ) (“iQIYI” or the “Company”), an innovative market-leading online entertainment service in China, today announced changes to its board composition. Ms. Jane Jie Sun, the chief executive officer and a director of Ctrip, has been appointed as an independent director and a member of the audit committee of the board of directors (the “Board”) of the Company. Dr. Haifeng Wang, senior vice president of Baidu and general manager of Baidu’s AI Group, has been appointed as a director of the Board. Dr. Qi Lu has resigned from the Board and its compensation committee, and Mr. Herman Yu has been appointed as the chairman of the compensation committee. These changes will be effective on June 14, 2018.

“We’d like to warmly welcome Jane and Haifeng to our Board,” said Dr. Yu Gong, Founder, Director and Chief Executive Officer of iQIYI. “Their extensive industry expertise and leadership experience will bring significant value to iQIYI as the Company continues on its path to become a technology-based entertainment giant. On behalf of the Board, I’d also like to thank Qi for his support and contribution to the Company over the past year.”

Jane Jie Sun serves as the Chief Executive Officer and a member of the board of directors of Ctrip.com International, Ltd. (NASDAQ: CTRP) from November 2016. Prior to that, she was the Chief Operating Officer since May 2012 and Co-President since March 2015, and Chief Financial Officer from 2005 to 2012. Ms. Sun is well respected for her extensive experiences in operating and managing online travel businesses, mergers and acquisitions, and financial reporting and operations. In 2018, she was named one of the Emergent 25 Asia’s latest star businesswomen by Forbes Asia. In 2017, she was also named one of the most influential and outstanding businesswomen by Forbes China, one of Fortune’s Top 50 Most Powerful Women in Business, and one of FastCompany’s Most Creative People in Business. During her tenure at Ctrip, she won the Best CEO and Best CFO Award by Institutional Investor. Prior to joining Ctrip, Ms. Sun worked as the head of the SEC and External Reporting Division of Applied Materials, Inc. since 1997. Prior to that, she worked with KPMG LLP as an audit manager in Silicon Valley, California for five years. She is a member of American Institute of Certified Public Accountants and State of California Certified Public Accountant. Ms. Sun received her bachelor’s degree from the business school of the University of Florida with high honors. She also attended Beijing University Law School and obtained her LLM degree.

Haifeng Wang, Ph.D., joined Baidu in 2010 and was promoted to senior vice president in May 2018. Dr. Wang is in charge of Baidu’s Artificial Intelligence Group (AIG) and heads Baidu Research, overseeing Baidu’s development efforts in machine learning, big data, computer vision, natural language processing, speech technology, knowledge graph, robotics, augmented reality and maps. From 2014 to 2017, Dr. Wang oversaw Baidu’s core search products. Currently he serves as president of National Engineering Laboratory for Deep Learning Technology and Applications. Dr. Wang is a fellow of the Association for Computational Linguistics (ACL). He obtained his bachelor’s, master’s, and Ph.D. degrees in computer science at the Harbin Institute of Technology.

About iQIYI, Inc.

iQIYI, Inc. (NASDAQ:IQ) (“iQIYI” or the “Company”) is an innovative market-leading online entertainment service in China. Its corporate DNA combines creative talent with technology, fostering an environment for continuous innovation and the production of blockbuster content. iQIYI’s platform features highly popular original content, as well as a comprehensive library of other professionally-produced content, partner-generated content and user-generated content. The Company distinguishes itself in the online entertainment industry by its leading technology platform powered by advanced AI, big data analytics and other core proprietary technologies. iQIYI attracts a massive user base with tremendous user engagement, and has developed a diversified monetization model including membership services, online advertising services, content distribution, live broadcasting, online games, IP licensing, online literature and e-commerce etc. For more information on iQIYI, please visit http://ir.iqiyi.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the quotations from management in this announcement contain forward-looking statements. iQIYI may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about iQIYI’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: iQIYI’s strategies; iQIYI’s future business development, financial condition and results of operations; iQIYI’s ability to retain and increase the number of users, members and advertising customers, and expand its service offerings; competition in the online entertainment industry; changes in iQIYI’s revenues, costs or expenditures; Chinese governmental policies and regulations relating to the online entertainment industry, general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and iQIYI undertakes no duty to update such information, except as required under applicable law.

For more information, please contact:

Investor Relations

iQIYI, Inc.

+86 10 8264 6585

ir@qiyi.com